SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            CompX International Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   20563P 10 1
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 3, 2004
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      TIMET Finance Management Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,255,110
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                              10      SHARED DISPOSITIVE POWER

                                                      1,255,110

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,255,110

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      24.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Titanium Metals Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,255,110
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                              10      SHARED DISPOSITIVE POWER

                                                      1,255,110

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,255,110

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      24.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Tremont LLC

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,255,110
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                              10      SHARED DISPOSITIVE POWER

                                                      1,255,110

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,255,110

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      24.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      OO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    1,629,110
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                              10      SHARED DISPOSITIVE POWER

                                                     1,629,110

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,629,110

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      31.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    1,629,110
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                              10      SHARED DISPOSITIVE POWER

                                                     1,629,110

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,629,110

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      31.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    1,629,110
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                              10      SHARED DISPOSITIVE POWER

                                                     1,629,110

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,629,110

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      31.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    1,629,110
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                              10      SHARED DISPOSITIVE POWER

                                                     1,629,110

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,629,110

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      31.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    1,629,110
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                              10      SHARED DISPOSITIVE POWER

                                                     1,629,110

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,629,110

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      31.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    1,629,110
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                              10      SHARED DISPOSITIVE POWER

                                                     1,629,110

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,629,110

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      31.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    1,629,110
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                              10      SHARED DISPOSITIVE POWER

                                                     1,629,110

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,629,110

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      31.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    1,629,110
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                              10      SHARED DISPOSITIVE POWER

                                                     1,629,110

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,629,110

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      31.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    1,629,110
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                              10      SHARED DISPOSITIVE POWER

                                                     1,629,110

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,629,110

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      31.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    1,629,110
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                              10      SHARED DISPOSITIVE POWER

                                                     1,629,110

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,629,110

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      31.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                         82,300
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,649,110
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                          82,300

                              10      SHARED DISPOSITIVE POWER

                                                      1,649,110

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                 AMENDMENT NO. 4
                                 TO SCHEDULE 13D

     This amended statement on Schedule 13D (this "Statement") relates to the class A common stock, par value $0.01 per share (the "Class A Shares"), of CompX International Inc., a Delaware corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background.

     Item 2 is amended and restated as follows.

     (a) The following entities or person are filing this Statement (collectively, the "Reporting Persons"):

          (i) TIMET Finance Management Company ("TFMC") as a direct holder of Class A Shares;

          (ii) Titanium Metals Corporation ("TIMET") and Tremont LLC ("Tremont") by virtue of their direct and indirect ownership of TFMC;

          (iii) Valhi, Inc. ("Valhi") by virtue of its direct ownership of Class A Shares and its indirect ownership of TFMC;

          (iv) Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation
     ("Contran"), The Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") by virtue of their indirect ownership of TFMC and direct or indirect ownership of Valhi; and

          (v) Harold C. Simmons by virtue of his direct ownership of Class A Shares and his positions with Contran and certain of the other entities (as described in this Statement).

     By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     TFMC and Valhi are the holders of 24.5% and 7.3%, respectively, of the 5,124,780 Class A Shares outstanding as of March 19, 2004 according to information the Company provided (the "Outstanding Class A Shares").

     Valcor, Inc. ("Valcor") directly holds 100%, or 10,000,000 shares, of the Company's class B common stock, par value $0.01 per share (the "Class B Shares" and collectively with the Class A Shares shall be referred to as the "Shares"). The description of the relative rights of the Shares contained in the Company's restated certificate of incorporation is hereby incorporated herein by reference to Exhibit 1 to this Schedule. As a result of its ownership of all of the Class B Shares, Valcor currently holds approximately 66.1% of the combined voting power (95.1% for the election of directors) of all classes of voting stock of the Company. Valcor may be deemed to control the Company.

     As a result of Valcor's direct ownership of all of the Class B Shares, and TFMC's and Valhi's direct ownership of 24.5% and 7.3%, respectively, of the Outstanding Class A Shares, Valhi, directly and indirectly, may be deemed to hold approximately 76.9% of the combined voting power (96.7% for the election of directors) of all classes of voting stock of the Company.

     TIMET is the direct holder of 100% of the outstanding common stock of TFMC. Tremont, the CMRT, Harold C. Simmons' spouse and Valhi are the holders of approximately 39.7%, 9.0%, 6.3% and 1.2% of the outstanding TIMET common stock. Tremont may be deemed to control TIMET. The ownership of Mr. Simmons' spouse is based on the 1,600,000 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities of TIMET Capital Trust I (the "BUCs") that she directly owns, which are convertible into 214,240 shares of TIMET common stock. The ownership of Valhi includes 1,968 shares of TIMET common stock that Valhi has the right to acquire upon conversion of 14,700 BUCs that Valhi directly holds. The percentage ownership of TIMET common stock held by Mr. Simmons' spouse and Valhi assumes the full conversion of only the BUCS she or Valhi owns, respectively.

     Valhi is the direct holder of 100% of the outstanding membership interests of Tremont and 100% of the outstanding common stock of Valcor. Valhi may be deemed to control Tremont and Valcor. VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 77.6%, 9.1%, 3.1%, 0.9%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     The Foundation directly holds approximately 0.9% of the outstanding shares of Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

     The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2,
(ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     The CMRT directly holds approximately 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

     Valmont Insurance Company ("Valmont"), NL Industries, Inc. ("NL") and a subsidiary of NL directly own 1,000,000 shares, 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Valhi and Tremont LLC ("Tremont") are the direct holders of approximately 62.4% and 21.1%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. Valhi is the sole member of Tremont and may be deemed to control Tremont. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont, NL and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board of Tremont, Valcor, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran and chairman of the board and chief executive officer of NL.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the Shares that are directly held by Valcor, TFMC or Valhi. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     Harold C. Simmons' spouse is the direct owner of 20,000 Class A Shares. Mr. Simmons may be deemed to share indirect beneficial ownership of such Class A Shares. Mr. Simmons disclaims all such beneficial ownership.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

     (b) The principal offices of TFMC is 300 Delaware Avenue, Willmington, Delaware 19801. The principal offices of TIMET is 1999 Broadway, Suite 4300, Denver, Colorado 80202. The principal offices of Tremont, Valhi, VGI, National, NOA, Dixie Holding, Southwest, Dixie Rice and Contran, the CMRT and the Foundation are located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The principal business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The principal business address of Southwest is 402 Canal Street, Houma, Louisiana 70360. The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

     (c) TFMC is principally engaged in holding certain assets and investments, including securities of the Company.

     TIMET is principally engaged in the production of titanium metal products.

     In addition to the activities engaged in through TIMET, Tremont is engaged through other companies in real estate development.

     In addition to the activities engaged in through TIMET and Tremont, Valhi is engaged through the Company in the production of ergonomic computer support systems, precision ball bearing slides and locking systems, through NL in the production of titanium dioxide pigments and through another company in the waste management industry.

     In addition to activities engaged in through Valhi and the other companies it may be deemed to control, as described above, and in addition to holding the securities described above, (i) VGI is engaged in holding notes receivable; (ii) National is engaged in holding notes receivable and, directly or through other companies, in real estate, oil and gas activities and the rental and sales of compressors and related products; (iii) Dixie Holding is engaged in holding preferred stock of Contran; (iv) NOA is engaged in real estate and holding notes receivable; (v) Dixie Rice is engaged in land management, agriculture and oil and gas activities; (vi) Southwest is engaged in land management, agriculture and oil and gas activities; and (vii) among other things, Contran is engaged through other companies in the production of steel rod, wire and wire products.

     The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. The employee benefit plans funded by the trusts participating in the CMRT are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     The  Foundation  is  a  tax-exempt   foundation  organized  for  charitable
purposes.

     (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Contran, Dixie Holding, National, TIMET, TFMC and Valhi are Delaware corporations. Tremont is a Delaware limited liability company. VGI is a Nevada corporation. NOA is a Texas corporation and the Foundation is a Texas non-profit corporation. Dixie Rice and Southwest are Louisiana corporations. The CMRT is governed by the laws of the state of Texas, except as those laws are superseded by federal law. Except as noted in Schedule B, Harold C. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is amended as follows.

     The total amount of funds TFMC used to acquire the Class A Shares TFMC purchased as reported in Item 5(c) was $12,471,604.00 (including commissions). TFMC obtained such funds through an intercompany advance from TIMET, net of amounts TIMET owed TFMC.

     The total amount of funds TIMET used to acquire the Class A Shares TIMET purchased as reported in Item 5(c) was $716,124.00 (including commissions). Such funds were provided by TIMET's funds available for investment.

     The Reporting Persons understand that the funds required by each person named in Schedule B to this Statement to acquire Class A Shares were from such person's personal funds.

Item 4.  Purpose of Transaction.

     Item 4 is amended as follows.

     TIMET purchased the Class A Shares reported in Item 5(c) of this Schedule in order to increase its equity interest in the Company.

     TFMC purchased the Class A Shares reported in Item 5(c) of this Schedule in order to obtain and then increase its equity interest in the Company.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Class A Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Class A Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Class A Shares held by such person, or cease buying or selling Class A Shares. Any such additional purchases or sales of the Class A Shares may be in open market or privately negotiated transactions or otherwise.

     The information included in Item 2 of this Statement is hereby incorporated herein by reference. As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

     The information included in Item 6 of this Statement is hereby incorporated herein by reference.

     The Reporting Persons understand that prior purchases of Class A Shares by persons named in Schedule B to this Statement (other than Harold C. Simmons) were made for the purpose of each such person's personal investment.

     Certain of the persons named in Schedule B to this Statement, namely Messrs. Eugene K. Anderson, Robert D. Graham, J. Mark Hollingsworth, Keith A. Johnson, William J. Lindquist, Kelly D. Luttmer, A. Andrew R. Louis, Bobby D. O'Brien, Glenn R. Simmons, Harold C. Simmons, Gregory M. Swalwell and Steven L. Watson are officers and/or directors of the Company or perform services for the Company as employees of one of the Company's parent corporations and may acquire Class A Shares from time to time pursuant to employee benefit plans that the Company sponsors or other compensation arrangements with the Company or otherwise.

     Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended as follows.

     (a) TFMC, Valhi, Harold C. Simmons and his spouse are the direct beneficial owners of 1,255,110, 374,000, 82,300 20,000 Class A Shares, respectively.

     By virtue of the relationships described under Item 2 of this Statement:

     (1) TIMET and Tremont may each be deemed to be the beneficial owner of the 1,255,110 Class A Shares (approximately 24.5% of the Outstanding Class A Shares) that TFMC holds directly;

     (2) Valhi,  VGI,  National,  NOA,  Dixie  Holding,  Dixie Rice,  Southwest,
Contran, the CMRT and the Foundation may each be deemed to be the beneficial owner of the 1,629,110 Class A Shares (approximately 31.8% of the Outstanding Class A Shares) that TFMC and Valhi hold directly; and

     (3) Harold C. Simmons may be deemed to be the beneficial owner of the 1,731,410 Class A Shares (approximately 33.8% of the Outstanding Class A Shares) that TFMC, Valhi, he and his spouse hold directly.

     Except to the extent of the 82,300 Class A Shares he holds directly, Harold
C. Simmons disclaims beneficial ownership of all Class A Shares.

     (b) By virtue of the relationships described in Item 2:

          (1) TMFC, TIMET and Tremont may each be deemed to share the power to vote and direct the disposition of the 1,255,110 Class A Shares (approximately 24.5% of the Outstanding Class A Shares) that TFMC holds directly;

          (2) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to share the power to vote and direct the disposition of the 1,629,110 Class A Shares (approximately 31.8% of the Outstanding Class A Shares) that TFMC and Valhi hold directly;

          (3) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 1,649,110 Class A Shares (approximately 33.2% of the Outstanding Class A Shares) that TFMC, Valhi and his spouse hold directly; and

          (4) Harold C. Simmons may be deemed to have the sole power to vote and direct the disposition of the 82,300 Class A Shares (approximately 1.6% of the Outstanding Class A Shares) that he directly holds.

     (c) TFMC and TIMET are the only Reporting Persons to have transactions in the Class A Shares during the past 60 days that were not reported in Amendment No. 3 to this Statement. Except as otherwise indicated, the Reporting Persons executed the following transactions in Class A Shares on the New York Stock Exchange.

                                                                         Approximate
                                                                         Purchase Price
                                                              Number of  Per Security
                                     Type of                  Class A   (exclusive of
       Reporting Person            Transaction      Date       Shares    commissions)
---------------------------------- -----------    ---------  ---------- -------------
Titanium Metals Corporation....... Purchase       03/03/04         100      $10.20
Titanium Metals Corporation....... Purchase       03/03/04         500      $10.36
Titanium Metals Corporation....... Purchase       03/03/04       1,400      $10.50
Titanium Metals Corporation....... Purchase       03/03/04         800      $10.55
Titanium Metals Corporation....... Purchase       03/03/04         500      $10.61
Titanium Metals Corporation....... Purchase       03/03/04         500      $10.62
Titanium Metals Corporation....... Purchase       03/03/04         500      $10.64
Titanium Metals Corporation....... Purchase       03/03/04       4,500      $10.65
Titanium Metals Corporation....... Purchase       03/03/04         100      $10.70
Titanium Metals Corporation....... Purchase       03/03/04         400      $10.74
Titanium Metals Corporation....... Purchase       03/03/04         700      $10.75
Titanium Metals Corporation....... Purchase       03/03/04       2,000      $10.85
Titanium Metals Corporation....... Purchase       03/03/04         100      $10.89
Titanium Metals Corporation....... Purchase       03/03/04      39,500      $10.90
Titanium Metals Corporation....... Purchase       03/03/04         100      $10.95
Titanium Metals Corporation....... Purchase       03/03/04         100      $10.99
Titanium Metals Corporation....... Purchase       03/03/04       4,200      $11.00
Titanium Metals Corporation....... Purchase       03/04/04      10,000      $10.50
Titanium Metals Corporation....... Sale (1)       03/15/04   1,206,900       (1)
TIMET Finance Management Company.. Purchase (1)   03/15/04   1,206,900       (1)
TIMET Finance Management Company.. Purchase       03/17/04         100      $12.53
TIMET Finance Management Company.. Purchase       03/17/04         100      $12.60
TIMET Finance Management Company.. Purchase       03/17/04         100      $12.65
TIMET Finance Management Company.. Purchase       03/17/04         300      $12.69
TIMET Finance Management Company.. Purchase       03/17/04         400      $12.72
TIMET Finance Management Company.. Purchase       03/17/04       1,000      $12.73
TIMET Finance Management Company.. Purchase       03/17/04       1,500      $12.80
TIMET Finance Management Company.. Purchase       03/17/04         600      $12.95
TIMET Finance Management Company.. Purchase       03/18/04       4,000      $13.18
TIMET Finance Management Company.. Purchase       03/18/04         600      $13.19
TIMET Finance Management Company.. Purchase       03/18/04      14,400      $13.20
TIMET Finance Management Company.. Purchase       03/18/04       6,510      $13.25
TIMET Finance Management Company.. Purchase       03/19/04      18,600      $13.00

---------
     (1) On March 15, 2004, TIMET sold 1,206,900 Class A Shares to TFMC in a private transaction for the aggregate consideration of $11,838,049.00. The terms of the sale and purchase are hereby incorporated herein by reference to Exhibit 2 to this Schedule.

     (d) TFMC, Valhi, Harold C. Simmons and his spouse each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of the Class A Shares directly held by such entity or person.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is amended and restated as follows.

     TIMET, TFMC and certain other subsidiaries of TIMET are parties to a $105.0 million revolving credit and letter of credit facility dated as of February 25, 2000, as amended and supplemented through February 12, 2004, with Congress Financial Corporation (Southwest)(the "Congress Facility"). TFMC is a guarantor of the Congress Facility. Borrowings under the Congress Facility bear interest at the rate announced publicly from time to time by Congress as its base rate plus 0.5% to 1.0% or at a rate of 2.0% to 2.5% over the London interbank offered rate of interest ("LIBOR") (the interest rate depends on the fixed charge coverage ratio as defined in the Congress Facility) and are due February 25, 2006 or such extended maturity date as may be mutually agreed. TMFC's guarantee of the Congress Facility is collateralized by, among other things, certain Shares. On March 19, 2004, there were no outstanding borrowings or letters of credit outstanding under the Congress Facility and TMFC had pledged all of its 1,255,110 Shares under the Congress Facility. The foregoing summary of the Congress Facility is qualified in its entirety by reference to Exhibits 3 through 7 to this Statement, all of which are incorporated herein by this reference.

     The Company's restated certificate of incorporation sets forth the voting rights, transfer restrictions and conversion rights of the Class A Shares, which restated certificate is hereby incorporated herein by reference to Exhibit 1 to this Schedule.

     The information included in Item 4 of this Statement is hereby incorporated herein by reference.

     Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     Item 7 is amended and restated as follows.

Exhibit 1      Restated Certificate of Incorporation of CompX International Inc.
               (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the CompX International Inc. Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 4, 1998; registration number 333-42643).

Exhibit 2* Stock Purchase Agreement dated as of March 15, 2004 by and between Titanium Metals Corporation and TIMET Finance Management
               Company.

Exhibit 3      Loan and  Security  Agreement  by and  among  Congress  Financial
               Corporation (Southwest) as Lender and Titanium Metals Corporation and Titanium Hearth Technologies, Inc. as borrowers, dated
               February 25, 2000, incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K for the year ended December 31, 1999 of Titanium Metals Corporation (File No. 0-28538).

Exhibit 4      Amendment  No.  1 to Loan and  Security  Agreement  by and  among
               Congress Financial Corporation (Southwest) as Lender and Titanium
               Metals Corporation and Titanium Hearth Technologies, Inc. as borrowers, dated September 7, 2001, incorporated by reference to
               Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 of Titanium Metals Corporation (File No.
               0-28538).

Exhibit 5      Amendment  No.  2 to Loan and  Security  Agreement  by and  among
               Congress Financial Corporation (Southwest) as Lender and Titanium
               Metals Corporation and Titanium Hearth Technologies, Inc. as borrowers, dated October 23, 2002, incorporated by reference to
               Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 of Titanium Metals Corporation (File No.
               0-28538).

Exhibit 6*     Amendment  No.  3 to Loan and  Security  Agreement  by and  among
               Congress Financial Corporation (Southwest) as Lender and Titanium
               Metals Corporation and Titanium Hearth Technologies, Inc. as borrowers, dated March 18, 2004. Certain exhibits, annexes and similar attachments to this Exhibit 6 have not been filed; upon request, the Reporting Persons will furnish supplementally to the Securities and Commission a copy of any omitted exhibit, annex or attachment.

Exhibit 7*     Investment Property Pledge and Security Agreement dated March 18,
               2004  executed by TIMET  Finance  Management  Company in favor of
               Congress  Financial  Corporation  (Southwest).  Certain exhibits, annexes and similar  attachments  to this Exhibit 7 have not been
               filed;   upon  request,   the  Reporting   Persons  will  furnish
               supplementally  to the  Securities  and  Commission a copy of any omitted exhibit, annex or attachment.

-----------
*  Filed herewith.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 22, 2004




                                   /s/ Harold C. Simmons
                                   --------------------------------
                                   Harold C. Simmons
                                   Signing in the capacities listed on
                                   Schedule "A" attached hereto and incorporated herein by reference.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 22, 2004





                                   /s/ J. Landis Martin
                                   --------------------------------
                                   J. Landis Martin
                                   Signing in the capacities listed on
                                   Schedule "A" attached hereto and incorporated herein by reference.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 22, 2004





                                   /s/ Steven L. Watson
                                   --------------------------------
                                   Steven L. Watson
                                   Signing in the capacities listed on
                                   Schedule "A" attached hereto and incorporated herein by reference.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 22, 2004





                                   /s/ Gregory M. Swalwell
                                   --------------------------------
                                   Gregory M. Swalwell
                                   Signing in the capacities listed on
                                   Schedule "A" attached hereto and incorporated herein by reference.

                                   SCHEDULE A


J. LANDIS MARTIN, as chairman of the board, president and chief executive officer of TITANIUM METALS CORPORATION.

HAROLD C. SIMMONS, in his individual capacity and as trustee of THE COMBINED MASTER RETIREMENT TRUST.


STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TREMONT LLC
VALHI GROUP, INC.
VALHI, INC.

GREGORY M. SWALWELL, as vice president of TIMET Finance Management Company.

                                   Schedule B


     The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), TIMET Finance Management Company ("TFMC"), Titanium Metals Corporation ("TIMET"), Tremont LLC ("Tremont"), Valhi Group, Inc. ("VGI") and Valhi, Inc. ("Valhi") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

         Name                              Present Principal Occupation
-----------------------------      ---------------------------------------------
Eugene K. Anderson                 Vice  president  of Contran,  Dixie  Holding,
                                   Dixie   Rice,   National,   NOA,   Southwest,
                                   Tremont,  VGI and Valhi; and treasurer of the
                                   Foundation.

Thomas E.  Barry (1)               Vice  president  for  executive   affairs  at
                                   Southern  Methodist  University and professor
                                   of  marketing  in the Edwin L. Cox  School of
                                   Business  at Southern  Methodist  University;
                                   and  a  director  of  Keystone   Consolidated
                                   Industries,  Inc.,  an  affiliate  of Contran
                                   ("Keystone"), and Valhi.

Norman S. Edelcup (2)              Senior vice president business development of
                                   Florida Savings  Bancorp;  director of Valhi;
                                   and trustee of the Baron Funds, a mutual fund
                                   group.

Lisa Simmons Epstein               Director and president of the Foundation.

Victoria L. Garret (3)             Director,  president  and  secretary of TFMC;
                                   and  assistant   vice  president  of  Griffin
                                   Corporate Services, Inc.

         Name                              Present Principal Occupation
-----------------------------      ---------------------------------------------
Robert D. Graham                   Vice  president  of Contran,  Dixie  Holding,
                                   Dixie Rice, the  Foundation,  National,  NOA,
                                   Southwest,  Tremont,  VGI and Valhi; and vice
                                   president,  general  counsel and secretary of
                                   Kronos Worldwide,  Inc. ("Kronos  Worldwide")
                                   and NL Industries,  Inc.,  both affiliates of
                                   Valhi ("NL").

Norman N. Green (4)                A private investor and a director of TIMET.

J. Mark Hollingsworth              Vice   president   and  general   counsel  of
                                   Contran, Dixie Holding, Dixie Rice, National,
                                   NOA,  Southwest,   Tremont,  VGI  and  Valhi;
                                   general  counsel  of  the  Foundation,  CompX
                                   International,  Inc. (the  "Company") and The
                                   Combined  Master  Retirement  Trust,  a trust
                                   Valhi  established  to permit the  collective
                                   investment by master trusts that maintain the
                                   assets  of  certain  employee  benefit  plans
                                   Valhi  and  related   companies   adopt  (the
                                   "CMRT");   and  acting  general   counsel  of
                                   Keystone.

Gary C. Hutchison (5)              Neurological   surgeon,   Associate  Clinical
                                   Professor of  Neurosurgery  at the University
                                   of Texas Health Science Center (Dallas) and a
                                   director of TIMET.

Francis B. Jacobs, II (3)          Director  of  TFMC;  and  vice  president  of
                                   Griffin Corporate Services, Inc.

Keith A. Johnson                   Controller of the Foundation.

Christian Leonhard (6)             Chief operating officer - Europe of TIMET.

         Name                              Present Principal Occupation
-----------------------------      ---------------------------------------------
William J. Lindquist               Director   and  senior  vice   president   of
                                   Contran,  Dixie  Holding,  National,  NOA and
                                   VGI;  senior  vice  president  of Dixie Rice,
                                   Southwest, Tremont and Valhi.

A. Andrew R. Louis                 Secretary  of  Contran,  the  Company,  Dixie
                                   Holding,    Dixie   Rice,   National,    NOA,
                                   Southwest, Tremont, VGI and Valhi.

Kelly D. Luttmer                   Tax director of Contran,  the Company,  Dixie
                                   Holding,   Dixie  Rice,   Kronos   Worldwide,
                                   National,  NL, NOA, Southwest,  Tremont,  VGI
                                   and Valhi.

J. Landis Martin (7)               Chairman  of the board,  president  and chief
                                   executive officer of TIMET.

Andrew McCollam, Jr. (8)           President   and  a  director  of   Southwest;
                                   director  of  Dixie   Rice;   and  a  private
                                   investor.

W. Hayden McIlroy (9)              Private  investor  primarily  in real estate;
                                   and  a  director  of  Valhi,  Med  Images,  a
                                   medical   information   company,   and  Cadco
                                   Systems,  Inc., a  manufacturer  of emergency
                                   alert systems.

Harold M. Mire (10)                Vice president of Dixie Rice and Southwest.

Robert E. Musgraves (7)            Chief  operating  officer - North  America of
                                   TIMET.

Albert W. Niemi, Jr. (11)          Dean of the Edwin L. Cox  School of  Business
                                   at  Southern   Methodist   University  and  a
                                   director of TIMET.

         Name                              Present Principal Occupation
-----------------------------      ---------------------------------------------
Bobby D. O'Brien                   Vice  president,  treasurer  and  director of
                                   Dixie  Holding,  National,  NOA and VGI;  and
                                   vice  president  and  treasurer  of  Contran,
                                   Dixie Rice, Southwest, Tremont and Valhi.

Glenn R. Simmons                   Vice chairman of the board of Contran,  Dixie
                                   Holding, Dixie Rice, National,  NOA, Tremont,
                                   VGI and Valhi;  chairman  of the board of the
                                   Company and Keystone;  director and executive
                                   vice  president of  Southwest;  a director of
                                   Kronos Worldwide, NL and TIMET.

Harold C. Simmons                  Chairman  of  the  board  of  Contran,  Dixie
                                   Holding,    Dixie   Rice,   the   Foundation,
                                   National, NOA, Southwest,  Tremont, Valhi and
                                   VGI;   chairman   of  the   board  and  chief
                                   executive officer of Kronos Worldwide and NL;
                                   and   trustee   and   member   of  the  trust
                                   investment committee of the CMRT.

Richard A. Smith (10)              Vice president of Dixie Rice.

Gregory M. Swalwell                Vice  president  and  controller  of Contran,
                                   Dixie  Holding,   National,  NOA,  Southwest,
                                   Tremont,   Valhi  and  VGI;  vice  president,
                                   finance  of  Kronos  Worldwide  and NL;  vice
                                   president of Dixie Rice' and  director,  vice
                                   president and treasurer of TFMC.

J. Walter Tucker, Jr. (12)         President, treasurer and a director of Tucker
                                   &  Branham,   Inc.,   a   mortgage   banking,
                                   insurance  and  real  estate  company;   vice
                                   chairman of the board of Keystone; a director
                                   of   Valhi;   and  a  member   of  the  trust
                                   investment committee of the CMRT.

Steven L. Watson                   Director  and  president  of  Contran,  Dixie
                                   Holding,  Dixie Rice, National,  NOA and VGI;
                                   director,   president  and  chief   executive
                                   officer  of  Valhi;   president  of  Tremont;
                                   director  and  executive  vice  president  of
                                   Southwest;   director,   vice  president  and
                                   secretary of the  Foundation;  and a director
                                   of the Company,  Keystone,  Kronos Worldwide,
                                   NL and TIMET.

Paul J. Zucconi (13)               A private investor and a director of TIMET.

----------

(1) The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2) The principal business address for Mr. Edelcup is 8181 Southwest 117th Street, Pinecrest, Florida 33156.

(3) The principal business address for Ms. Garrett and Mr. Jacobs is 300 Delaware Avenue, Wilmington, Delaware 19801.

(4) The principal business address for Mr. Green is 10340 Strait Lane, Dallas, Texas 75229.

(5) The principal business address for Dr. Hutchison is 8230 Walnut Hill Lane, Dallas, Texas 75231.

(6) Mr. Leonhard is a citizen of France. His principal business address is TIMET Savioe, 62 Avenue Paul Girod, 73400 Ugine, France.

(7) The principal business address for Messrs. Martin and Musgraves is 1999 Broadway, Suite 4300, Denver, Colorado 80202.

(8) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(9) The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341, Dallas, Texas 75225.

(10) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(11) The principal business address for Dr. Niemi is Southern Methodist University, Cox School of Business, 200 Fincher Building, Dallas, Texas 75205-0333.

(12) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.

(13) The principal business address for Mr. Zucconi is 2801 Mill Haven Court, Plano, Texas 75093.

                                   SCHEDULE C


     Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Class A Shares, as outlined below:

                            Class A          Stock Options
        Name               Shares Held           Held (1)         Total
-----------------------    -------------     --------------     -----------
Eugene K. Anderson                 -0-              3,000           3,000

Thomas E. Barry                    -0-                -0-             -0-

Norman S. Edelcup                2,000                -0-           2,000

Lisa Simmons Epstein               -0-                -0-             -0-

Victoria L. Garrett                -0-                -0-             -0-

Robert D. Graham                   -0-                -0-             -0-

Norman N. Green                    -0-                -0-             -0-

J. Mark Hollingsworth              -0-              7,000           7,000

Gary C. Hutchison                  -0-                -0-             -0-

Francis B. Jacobs, II              -0-                -0-             -0-

Keith A. Johnson                   700              4,000           4,700

Christian Leonhard                 -0-                -0-             -0-

William J. Lindquist               -0-             10,000          10,000

A. Andrew R. Louis                 -0-              4,000           4,000

Kelly D. Luttmer                   200              4,000           4,200

J. Landis Martin                   -0-                -0-             -0-

Andrew McCollam, Jr.               -0-                -0-             -0-

W. Hayden McIlroy                  -0-                -0-             -0-

Harold M. Mire                     -0-                -0-             -0-

Robert E. Musgraves                -0-                -0-             -0-

Albert W. Niemi, Jr.               -0-                -0-             -0-

Bobby D. O'Brien                   300             10,000          10,300

Glenn R. Simmons (2)            11,500             54,000          65,500

Harold C. Simmons (3)          102,300                -0-         102,300

Richard A. Smith                   -0-                -0-             -0-

Gregory M. Swalwell                -0-              5,000           5,000

J. Walter Tucker, Jr.              -0-                -0-             -0-

Steven L. Watson                 4,000             12,400          16,400

Paul J. Zucconi                    -0-                -0-             -0-

----------

(1) Represents Class A Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2) Includes 500 Class A Shares held directly by Mr. Glenn R. Simmons' spouse. Mr. Simmons disclaims beneficial ownership of all such Shares

(3) Includes 20,000 Class A Shares held directly by Mr. Harold C. Simmons' spouse. Does not include other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement. Except for the 82,300 Class A Shares that he holds directly, Mr. Simmons disclaims beneficial ownership of all Shares

                                INDEX TO EXHIBITS
Exhibit 1      Restated Certificate of Incorporation of CompX International Inc.
               (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the CompX International Inc. Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 4, 1998; registration number 333-42643).

Exhibit 2* Stock Purchase Agreement dated as of March 15, 2004 by and between Titanium Metals Corporation and TIMET Finance Management
               Company.

Exhibit 3      Loan and  Security  Agreement  by and  among  Congress  Financial
               Corporation (Southwest) as Lender and Titanium Metals Corporation and Titanium Hearth Technologies, Inc. as borrowers, dated
               February 25, 2000, incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K for the year ended December 31, 1999 of Titanium Metals Corporation (File No. 0-28538).

Exhibit 4      Amendment  No.  1 to Loan and  Security  Agreement  by and  among
               Congress Financial Corporation (Southwest) as Lender and Titanium
               Metals Corporation and Titanium Hearth Technologies, Inc. as borrowers, dated September 7, 2001, incorporated by reference to
               Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 of Titanium Metals Corporation (File No.
               0-28538).

Exhibit 5      Amendment  No.  2 to Loan and  Security  Agreement  by and  among
               Congress Financial Corporation (Southwest) as Lender and Titanium
               Metals Corporation and Titanium Hearth Technologies, Inc. as borrowers, dated October 23, 2002, incorporated by reference to
               Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 of Titanium Metals Corporation (File No.
               0-28538).

Exhibit 6*     Amendment  No.  3 to Loan and  Security  Agreement  by and  among
               Congress Financial Corporation (Southwest) as Lender and Titanium
               Metals Corporation and Titanium Hearth Technologies, Inc. as borrowers, dated March 18, 2004. Certain exhibits, annexes and similar attachments to this Exhibit 6 have not been filed; upon request, the Reporting Persons will furnish supplementally to the Securities and Commission a copy of any omitted exhibit, annex or attachment.

Exhibit 7*     Investment Property Pledge and Security Agreement dated March 18,
               2004  executed by TIMET  Finance  Management  Company in favor of
               Congress  Financial  Corporation  (Southwest).  Certain exhibits, annexes and similar  attachments  to this Exhibit 7 have not been
               filed;   upon  request,   the  Reporting   Persons  will  furnish
               supplementally  to the  Securities  and  Commission a copy of any omitted exhibit, annex or attachment.

-----------
*  Filed herewith.